Exhibit 99.1

FORM OF LETTER TO RECORDHOLDERS

WILLIAMS INDUSTRIAL SERVICES GROUP INC.

Non-Transferable Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed
to Stockholders of Williams Industrial Services Group Inc.

, 2020

Dear Stockholder:

This letter is being distributed by Williams Industrial Services Group Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (“Common Stock”), at [ ]:[  ] [a./p.]m., New York City time, on [    ] [  ], 2020 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) by the Company of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock of the Company.  The Rights and underlying shares of Common Stock are described in the Prospectus, dated [       ] [  ], 2020 (the “Prospectus”), a copy of which accompanies this letter.

The Company is offering an aggregate of up to [         ] shares of Common Stock in the Rights Offering, as described in the Prospectus, at a subscription price of $[     ] per whole share (the “Subscription Price”).

The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on [    ] [  ], 2020 (the “Expiration Date”), unless the Rights Offering is extended.

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned on the Record Date, evidenced by a non-transferable subscription rights certificate (a “Rights Certificate”) registered in your name.  Each Right will allow you to subscribe for [     ] of a share of Common Stock at the Subscription Price (each, a “Basic Subscription Right”).  For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 1,000 Rights and would have the right to purchase [    ] shares of Common Stock at the Subscription Price (for a total payment of $[          ]).

If you exercise your Basic Subscription Rights in full, you may also subscribe for additional shares of Common Stock that remain unsubscribed at the Expiration Date as a result of unexercised Basic Subscription Rights at the same Subscription Price (up to a cap of 300% of the shares of Common Stock held on the Record Date) (the “Over-Subscription Privilege”). There is no minimum number of shares of Common Stock any stockholder must purchase. Any excess subscription payment received by Computershare Trust Company, N.A. (the “Subscription Agent”) will be returned as soon as practicable.

The Company will not issue fractional shares.  Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privilege will be rounded down to the nearest whole share, with such adjustments as may be necessary to ensure that the Company offers no more than [        ] shares of Common Stock in the Rights Offering.

You are required to submit payment in full for all the shares you wish to buy with your Basic Subscription Rights and Over-Subscription Privilege. If you wish to exercise your Over-Subscription Privilege, you should indicate the number of additional shares of Common Stock you would like to subscribe for in the space provided on the Rights Certificate. When you send the Rights Certificate to us, you must also send the full purchase price for the number of additional shares of Common Stock that you have requested (in addition to the payment due for shares purchased through your Basic Subscription Rights). If an insufficient number of shares is available to fully satisfy all Over-Subscription Privilege requests, Rights holders who exercise their Over-Subscription Privilege will receive the available shares pro rata based on the number of shares each Rights holder has subscribed for under the Over-Subscription Privilege. To the extent you properly exercise your Over-Subscription Privilege for a number of shares that exceeds the number of unsubscribed shares of Common Stock available to you, any excess subscription payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or deduction.

Enclosed are copies of the following documents:

1.                                      Prospectus;

2.                                      Rights Certificate;

3.                                      Instructions as to Use of Williams Industrial Services Group Inc. Rights Certificates; and

4.                                      A return envelope addressed to the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it to the Subscription Agent, with (i) payment in full of the Subscription Price for each share of Common Stock subscribed for pursuant to your Basic Subscription Rights to the Subscription Agent, as indicated in the Prospectus, and (ii) payment in full of the Subscription Price for each additional share of Common Stock which you desire to acquire pursuant to the Over-Subscription Privilege. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any uncertified checks, prior to 5:00 p.m., New York City time, on the Expiration Date.

All exercises of Rights are irrevocable.

If you receive this letter as a recordholder but your shares are held by your broker, dealer, bank or other nominee, then please contact and then forward this information to such person along with your directions regarding exercise of the Rights Certificate and with your applicable funds required to exercise your Rights.

Additional copies of the enclosed materials may be obtained from Georgeson LLC, the information agent in connection with the Rights Offering.  You may contact them directly with any questions or comments toll-free at (888) 666-2580.

Very truly yours,

Williams Industrial Services Group Inc.